EXHIBIT 21.1

SUBSIDIARIES OF KOSS CORPORATION

The Company’s consolidated subsidiaries are shown below, together with the state or jurisdiction of organization of each subsidiary and the percentage of voting securities that the Company owns in each subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Percent of Outstanding Voting Securities Owned
Koss U.K. Limited Koss B.V.	United Kingdom Netherlands	100% 100%